

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 22, 2008

Mr. Edward C. Hall
Chief Financial Officer
Jmar Technologies, Inc.
10905 Technology Place
San Diego, CA 92127

RE: **Jmar Technologies, Inc.**
Form 10-K for the fiscal year ended December 31, 2007
Filed April 2, 2008
File No. 1-10515

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007

Consolidated Statements of Cash Flows, page 31

1.   We believe your presentation of cash flows related to discontinued operations is
        inconsistent with SFAS 95 because your use of indirect method of determining
        cash flows from operating activities begins with net loss from continued
        operations rather than net loss as required by SFAS 95, paragraph 28. Please
        revise in future filings.

2.   In this regard, please confirm that you present all discontinued operations cash
        flows by activity as required by paragraph 26 SFAS 95. That is, all cash flows
        must be reported as either an operating, investing, or financing activity. Please
        confirm or revise in future filings.

Notes to Consolidated Financial Statements, page 32

Note 8 Notes Payable and Other Long-term Obligations, page 38

3.   We note in connection with the Laurus $750,000 Secured Promissory Note you
        entered into a registration rights agreement in April 2007. Please describe to us
        the material terms of the agreement and your accounting. Refer to the guidance in
        EITF 00-19-2 in your response.

4.   We also note that you entered into a Securities Purchase Agreement with Laurus
        in September 2007. Please tell us and revise future filings to disclose how you
        calculated the beneficial conversion feature related to this agreement. Refer to the
        guidance in EITF 00-27 AND EITF 98-5.

Certifications

5.   We note that the identification of the certifying individual at the beginning of the
        certification required by the Exchange Act Rule 13a-14(a) also includes the title
        of the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title.

Form 10-Q for the Period Ended March 31, 2008

Item 4 Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

6.   We note your disclosure, which statements "based upon the evaluation conducted by management in connection with the <u>audit</u> of the Company's financial statements for the quarter ended March 31, 2008, we identified material weaknesses in our internal control over financial reporting." If an audit was performed, please revise to include the audit report. Otherwise, in future filings please revise to exclude this reference.

7.   In future filings disclose in greater detail the nature of the material weakness identified in your disclosure. Specifically, revise to disclose the steps that you have taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Edward C. Hall
Jmar Technologies, Inc.
May 22, 2008
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief